UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports Second Quarter 2022 Financial Results

•	Revenue for the first half of 2022 reached $555.3 million, a 4.7% increase year-over-year on a comparable basis[1] and a 9.1% decrease year-over-year.

•	Adjusted EBITDA was $402.3 million for the first half of 2022, a 3.7% increase year-over-year on a comparable basis[1] and a 0.5% year-over-year decrease.

•	Net profit for the first half of 2022 attributable to the Company was $4.1 million, compared with a net loss of $6.8 million in the first half of 2021.

•	Cash available for distribution (“CAFD”) increased by 6.7% year-over-year up to $117.3 million in the first half of 2022.

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

•	$160 – 180 million in equity investments already closed or earmarked for 2022.

August 3, 2022 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first half of 2022. Revenue for the first half of 2022 was $555.3 million, a 9.1% decrease compared with the first half of 2021. On a comparable basis1, the revenue increased by 4.7%. Adjusted EBITDA was $402.3 million, a 0.5% decrease compared to the first half of 2021 and a 3.7% increase on a comparable basis1. CAFD was 117.3 million, a 6.7% increase compared with $109.9 million in the first half of 2021. CAFD per share2 was $1.03, a 4.0% increase compared to the same period of the previous year.

[1]
Compared to the six-month period ended June 30, 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the six-month period ended June 30, 2021.

[2]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
Revenue	$307,832	$342,997	$555,284	$611,175
Profit/(loss) for the period attributable to the Company	16,112	12,340	4,070	(6,829)
Adjusted EBITDA	228,678	232,985	402,305	404,234
Net cash provided by operating activities	126,821	99,162	264,136	246,317
CAFD	62,941	58,657	117,348	109,894

Key Performance Indicators

	For the six-month period ended June 30,
	2022	2021
Renewable energy
MW in operation[3]	2,048	2,018
GWh produced[4]	2,647	1,984
Efficient natural gas & heat
MW in operation[5]	398	398
GWh produced[6]	1,251	1,043
Availability (%)	100.1%	99.4%
Transmission lines
Miles in operation	1,229	1,166
Availability (%)	99.9%	99.9%
Water
Mft[3] in operation[3]	17.5	17.5
Availability (%)	102.2%	99.7%

[3]
Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

[4]	Includes 49% of the U.S. wind portfolio Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[5]	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to Calgary District Heating.
[6]	GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2022	2021
Revenue by geography
North America	$199,271	$178,801
South America	78,331	78,351
EMEA	277,682	354,023
Total Revenue	$555,284	$611,175

Adjusted EBITDA by geography
North America	$161,180	$134,861
South America	58,843	60,222
EMEA	182,282	209,151
Total Adjusted EBITDA	$402,305	$404,234

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2022	2021
Revenue by business sector
Renewable energy	$420,335	$471,624
Efficient natural gas & heat	53,419	58,505
Transmission lines	54,853	53,589
Water	26,677	27,457
Total Revenue	$555,284	$611,175

Adjusted EBITDA by business sector
Renewable energy	$296,830	$295,030
Efficient natural gas & heat	44,014	47,221
Transmission lines	43,178	42,522
Water	18,283	19,461
Total Adjusted EBITDA	$402,305	$404,234

Production in the renewable energy portfolio increased by 33.5% during the first half of 2022 compared with the first half of 2021 mainly due to the contribution from recent investments.

In our efficient natural gas and heat, transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of June 30, 2022, cash at Atlantica’s corporate level was $123.1 million, compared with $88.3 million as of December 31, 2021. Additionally, as of June 30, 2022, the Company had $418.5 million available under its Revolving Credit Facility and therefore total corporate liquidity of $541.6 million, compared with $528.3 million as of December 31, 2021.

As of June 30, 2022, net project debt7 was $4.19 billion, compared with $4.50 billion as of December 31, 2021, while net corporate debt8 was $877.0 million, compared with $934.8 million as of December 31, 2021. As of June 30, 2022, the net corporate debt / CAFD pre-corporate debt service ratio9 was 3.1x and our average corporate debt maturity stood at approximately five years.

Dividend

On August 2, 2022, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on September 15, 2022 to shareholders of record as of August 31, 2022.

Growth

Atlantica has continued deploying capital according to plan and in 2022 it has already closed or earmarked investments in the range of $160 to $180 million.

Investments already closed in 2022 as of today amount to $102 million, including a 63-mile transmission line in Chile and two portfolios of PV plants in Italy with a combined capacity of approximately 6 MW, as well as investments in assets under construction and development. In addition, earmarked investments for 2022 in assets under construction stand in the range of $60 to $80 million, consistent with the Company’s increasing focus on growth through development and construction.

[7]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[8]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[9]
Net corporate leverage is calculated as net corporate debt divided by midpoint 2022 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

In July 2022, Atlantica closed a 12-year transmission service agreement denominated in U.S. dollars that will allow the Company to build a substation and a 2.4-mile transmission line in Peru connected to our ATN line and serving a new mine. The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

The Company also continues to work on extracting value from its current portfolio. In May 2022, Monterrey closed a 7.5-year PPA extension with its current off-takers. The PPA, which is denominated in U.S. dollars, now has a remaining life of 24 years.

Cash Flow Generation

Atlantica uses its cash flow both to repay existing project debt and to generate CAFD. 83% of the Company’s consolidated debt is project debt which is progressively repaid with cash flows generated at the project level. For most of the assets in the portfolio, project debt will be fully repaid a few years before the expiration of the applicable PPA, which would provide additional CAFD in the years following the repayment in full of the project debt when the PPA is still in place.

During the first half of 2022, Atlantica generated CAFD before debt principal repayments of $255 million, more than twice the CAFD generated in the same period. Net project debt has decreased by $311.4 million in the first half of 2022.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, August 3, 2022, at 8:15 am (New York time).

Please note that dial-in numbers provided in the past are no longer valid for this quarter’s and upcoming Earnings Conference Calls. From now on, in order to access the conference call participants should register by clicking here. Participants will only be provided with dial-in numbers and a personal access code once registered. Access to the conference call registration link will also be available on Atlantica’s website. Atlantica advises participants to access the conference call at least 20 minutes in advance.

The senior management team will also hold meetings with investors on August 11, at the Goldman Sachs Power, Utilities, MLPs and Pipelines Conference in New York, and on August 24, at the Seaport 11th Annual Summer Virtual Investor Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "plan", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected investments in expansions; expected investments in assets under construction and development; equity investments; increasing focus on growth through development and construction; continuous work on extracting value from our current portfolio; estimated returns and cash available for distribution (“CAFD”) estimates and targets, including the generation of additional CAFD in years when the project debt has been completely repaid; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, finance expense net, depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly.

CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (113,541,409 for the six-months ended on June 30, 2022, and 110,593,931 for June 30, 2021).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended June 30, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
Revenue	$307,832	$342,997	$555,284	$611,175
Other operating income	16,663	17,649	36,036	40,270
Employee benefit expenses	(20,642)	(20,311)	(40,111)	(39,012)
Depreciation, amortization, and impairment charges	(116,884)	(105,335)	(217,809)	(188,876)
Other operating expenses	(91,163)	(111,646)	(179,096)	(215,792)
Operating profit	$95,806	$123,354	$154,304	$207,765
Financial income	628	120	1,620	1,232
Financial expense	(80,951)	(104,358)	(164,353)	(189,524)
Net exchange differences	4,264	2,296	7,337	2,184
Other financial income/(expense), net	747	10,326	(383)	13,301
Financial expense, net	$(75,312)	$(91,616)	$(155,779)	$(172,807)
Share of profit/(loss) of associates carried under the equity method	10,102	1,696	18,323	2,656
Profit/(loss) before income tax	$30,596	$33,434	$16,848	$37,614
Income tax	(9,956)	(17,887)	(6,050)	(33,128)
Profit/(loss) for the period	$20,640	$15,547	$10,798	$4,486
Loss/(profit) attributable to non-controlling interests	(4,528)	(3,207)	(6,728)	(11,315)
Profit/(loss) for the period attributable to the Company	$16,112	$12,340	$4,070	$(6,829)
Weighted average number of ordinary shares outstanding (thousands)	114,333	110,800	113,541	110,594
Weighted average number of ordinary shares diluted (thousands)	118,428	114,147	117,665	113,941
Basic earnings per share (U.S. dollar per share)	$0.14	$0.11	$0.04	$(0.06)
Diluted earnings per share (U.S. dollar per share)	$0.14	$0.11	$0.03	$(0.06)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2022	As of December 31, 2021
Non-current assets
Contracted concessional assets	$7,644,952	$8,021,568
Investments carried under the equity method	275,572	294,581
Financial investments	135,713	96,608
Deferred tax assets	135,921	172,268
Total non-current assets	$8,192,158	$8,585,025
Current assets
Inventories	$33,011	$29,694
Trade and other receivables	288,844	307,143
Financial investments	188,804	207,379
Cash and cash equivalents	668,247	622,689
Total current assets	$1,178,906	$1,166,905
Total assets	$9,371,064	$9,751,930
Equity and liabilities
Share capital	$11,524	$11,240
Share premium	959,252	872,011
Capital reserves	918,736	1,020,027
Other reserves	274,643	171,272
Accumulated currency translation differences	(169,462)	(133,450)
Accumulated deficit	(390,317)	(398,701)
Non-controlling interest	192,455	206,206
Total equity	$1,796,831	$1,748,605
Non-current liabilities
Long-term corporate debt	$971,586	$995,190
Long-term project debt	4,390,459	4,387,674
Grants and other liabilities	1,252,349	1,263,744
Derivative liabilities	93,506	223,453
Deferred tax liabilities	296,637	308,859
Total non-current liabilities	$7,004,537	$7,178,920
Current liabilities
Short-term corporate debt	$28,505	$27,881
Short-term project debt	345,041	648,519
Trade payables and other current liabilities	154,671	113,907
Income and other tax payables	41,479	34,098
Total current liabilities	$569,696	$824,405
Total equity and liabilities	$9,371,064	$9,751,930

Consolidated Cash Flow Statement
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
Profit/(loss) for the period	$20,640	$15,550	$10,798	$4,486
Financial expense and non-monetary adjustments	202,155	224,137	384,905	396,130
Profit for the period adjusted by financial expense and non-monetary adjustments	$222,795	$239,687	$395,703	$400,616
Changes in working capital	16,731	(7,669)	(2,316)	9,430
Net interest and income tax paid	(112,705)	(132,857)	(129,251)	(163,729)
Net cash provided by operating activities	$126,821	$99,162	$264,136	$246,317
Acquisitions of subsidiaries and entities under the equity method	(2,963)	(324,345)	(41,972)	(323,103)
Investment in contracted concessional assets	(5,846)	(10,252)	(10,288)	(16,593)
Investments in assets under development or construction	(18,476)	-	(22,076)	(1,562)
Distributions from entities under the equity method	11,921	4,431	43,791	13,230
Other non-current assets/liabilities	(882)	(2,476)	(186)	1,007

Net cash used in investing activities	$(16,246)	$(332,642)	$(30,731)	$(327,021)

Net cash used in financing activities	$(158,597)	$(163,568)	$(167,399)	$(96,703)

Net increase/(decrease) in cash and cash equivalents	$(48,021)	$(397,048)	$66,006	$(177,407)
Cash and cash equivalents at beginning of the period	737,465	1,078,294	622,689	868,501
Translation differences in cash or cash equivalent	(21,197)	5,043	(20,448)	(4,805)
Cash and cash equivalents at end of the period	$668,247	$686,289	$668,247	$686,289

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
Net cash provided by operating activities	$126,821	$99,162	$264,136	$246,317
Net interest and income tax paid	112,705	132,857	129,251	163,729
Changes in working capital	(16,731)	7,669	2,316	(9,430)
Non-monetary items	(10,940)	(8,625)	(21,353)	(1,789)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates and other	16,823	1,922	27,955	5,407
Adjusted EBITDA	$228,678	$232,985	$402,305	$404,234

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
CAFD (in thousands of U.S. dollars)	$62,941	$58,657	$117,348	$109,894
Weighted average number of shares (basic) for the period (in thousands)	114,333	110,800	113,541	110,594
CAFD per share (in U.S. dollars)	$0.5505	$0.5294	$1.0335	$0.9937

Reconciliation of CAFD and Adjusted EBITDA to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2022	2021	2022	2021
Profit/(loss) for the period attributable to the Company	$16,112	$12,340	$4,070	$(6,829)
Profit/(loss) attributable to non-controlling interest	4,528	3,207	6,728	11,315
Income tax	9,956	17,887	6,050	33,128
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,886	2,599	11,869	4,937
Financial expense, net	75,312	91,616	155,779	172,807
Depreciation, amortization, and impairment charges	116,884	105,335	217,809	188,876
Adjusted EBITDA	$228,678	$232,985	$402,305	$404,234
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(15,988)	(4,295)	(30,190)	(7,593)
Non-monetary items	10,940	8,625	21,353	1,789
Accounting provision for electricity market prices in Spain	10,585	11,643	17,726	10,984
Difference between billings and revenue in assets accounted for as concessional financial assets	15,050	11,659	33,219	20,160
Income from cash grants in the US	(14,695)	(14,678)	(29,592)	(29,355)
Dividends from equity method investments	11,921	4,431	43,791	13,230
Changes in other assets and liabilities	569	(11,951)	(9,461)	17,169
Net interest and income tax paid	(112,705)	(132,857)	(129,251)	(163,729)
Deposits into/ withdrawals from restricted accounts[10]	10,252	26,383	23,654	(193)
Change in non-restricted cash at project level[10]	51,501	47,730	(51,615)	(23,432)
Dividends paid to non-controlling interests	(9,800)	(7,395)	(16,021)	(11,610)
Cash Available for Distribution before debt principal repayments	$175,368	$163,656	$254,564	$229,865
Debt principal repayments	(112,427)	(104,999)	(137,216)	(119,971)
Cash Available For Distribution	$62,941	$58,657	$117,348	$109,894

10 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 3, 2022	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer